Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated November 15, 2010

Registration Statement 333-157537

November 15, 2010

$500,000,000

Ball Corporation

5¾% Senior Notes due 2021

November 15, 2010

Pricing Supplement dated November 15, 2010 to the Preliminary Prospectus Supplement dated November 15, 2010 of Ball Corporation.  This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Ball Corporation

Title of Securities:	5¾% Senior Notes due 2021

Offering Size:	$500,000,000, which represents an increase of $100,000,000 from the amount offered under the Preliminary Prospectus Supplement dated November 15, 2010.

Trade Date:	November 15, 2010

Expected Settlement Date:	November 18, 2010 (T+3)

Maturity Date:	May 15, 2021

Coupon:	5¾%

Price to Public:	100.000%

Yield Per Annum:	5.750%

Net Proceeds (before Expenses)	$493,125,000

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2011

Record Dates:	May 1 and November 1

Optional Redemption:	Make-whole at T+50, plus accrued and unpaid interest, until November 15, 2015

At any time on or after November 15, 2015, the Issuer may redeem the Notes at its option, in whole or from time to time in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on November 15 of the years set forth below:

	Date	Price

	2015	102.875%

	2016	101.917%

	2017	100.958%

	2018 and thereafter	100.000%

Optional Redemption with Net Cash Proceeds of Equity Offerings:

At any time prior to November 15, 2013, the Issuer may redeem at its option, on one or more occasions, in the aggregate up to 35% of the aggregate principal amount of the Notes, including additional notes, if any, issued under the indenture at 105.750%, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the Notes, including additional notes, if any, issued under the indenture remain outstanding after each such redemption, excluding Notes held by the Issuer and its Subsidiaries.

Change of Control:	101%, plus accrued and unpaid interest

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Barclays Capital Inc.

Co-managers:	RBS Securities Inc. KeyBanc Capital Markets Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp. US Bancorp Investments, Inc. Rabo Securities USA, Inc. Commerz Markets LLC

CUSIP/ISIN Numbers:	CUSIP: 058498 AQ9 ISIN: US058498AQ98

Use of Proceeds:

We intend to use the net proceeds from this offering to repay the borrowings under our U.S. dollar denominated secured term loan facility and for general corporate purposes, which may include potential investments in strategic alliances and acquisitions, the refinancing or repayment of debt, working capital, share repurchases or capital expenditures.

Additional Changes to the Preliminary Prospectus Supplement:

Capitalization:	As Adjusted information set forth on page S-20 of the Preliminary Prospectus Supplement dated November 15, 2010 is revised as follows: (amounts in millions)

Cash and cash equivalents shall be increased from $262.2 to $360.8.

The Notes offered hereby shall be increased from $400.0 to $500.0.

Total long-term debt, including current portion shall be increased from $2,680.4 to $2,780.4.

Total capitalization shall be increased from $4,420.8 to $4,520.8.

The issuer has filed a registration statement (including a prospectus dated February 26, 2009) and a preliminary prospectus supplement dated November 15, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by emailing dg.Prospectus_Requests@baml.com or by calling toll-free 1-800-294-1322.